STRATASYS, INC.
14950 Martin Drive
Eden Prairie, Minnesota  55344

Mr. Morgan Youngwood
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

May 30, 2007

Re:	Stratasys, Inc.
Extension Request
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Youngwood:

Pursuant to our exchange of voice mails today, this letter will confirm our request to extend the date for the submission of our response to your letter dated May 15, 2007, from May 30, 2007, to June 13, 2007.  The extended submission date will permit us to fully and properly respond to the points raised in your letter.  Thank you for your consideration.

Very truly yours,

/s/ Robert F. Gallagher

Robert F. Gallagher
Chief Financial Officer